[redacted]

08032777

S ... MISSION

Securities and Exchange Commission
RECEIVED
NOV 26 2008
Office of Compliance Inspection and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2007 AND ENDING 09/30/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE PETROLEUM CLEARINGHOUSE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

390 Benmar, Suite 100
(No. and Street)

Houston Texas 77060
(City) (State) (Zip Code)

Mail Processing Section NOV 2 2008 Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Polito 281-873-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

370 17th Street, Suite 3300 Denver CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R Olive, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Petroleum Clearinghouse, Inc., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

President/Treasurer

Title

Deborah Carol Radford

Notary Public

DEBORAH CAROL RADFORD
MY COMMISSION EXPIRES
June 18, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

The Petroleum Clearinghouse, Inc.
Year Ended September 30, 2008
With Report of Independent Auditors

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ☐ Alternate ☐ [0011]

Name of Broker Dealer: THE PETROLEUM CLEARINGHOUSE, INC. [0013]

SEC File Number: 8-46630 [0014]

Address of Principal Place of Business: 390 BENMAR, SUITE 100 [0020]

Firm ID: 35192 [0015]

HOUSTON [0021] TX [0022] 77060 [002

For Period Beginning 10/01/2007 [0024] And Ending 09/30/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: KENNETH R. OLIVE, JR., PRESIDE [0030] Phone: 281-873-4600 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ☐ [0040] No ☐ [0041]

Check here if respondent is filing an audited report ☒ [0042]

The Petroleum Clearinghouse, Inc.

Consolidated Financial Statements

Year Ended September 30, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3300
370 17th Street
Denver, Colorado 80202-5663
Main tel: +1 720 931 4000
Fax: +1 720 931 4444
www.ey.com

Report of Independent Auditors

The Board of Directors
The Petroleum Clearinghouse, Inc.

We have audited the accompanying statement of financial condition of The Petroleum Clearinghouse, Inc. (a Delaware corporation) as of September 30, 2008, and the related statements of operations, stockholder's equity, and cash flows for the periods from October 1, 2007 to June 15, 2008 (Predecessor) and June 16, 2008 to September 30, 2008 (Successor). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Petroleum Clearinghouse, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the periods from October 1, 2007 to June 15, 2008 (Predecessor) and June 16, 2008 to September 30, 2008 (Successor), in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

November 4, 2008

The Petroleum Clearinghouse, Inc.

Statement of Financial Condition

September 30, 2008

Assets		
Cash and cash equivalents	$	35,309
Prepaid expense		164
Receivable from affiliate		3,867
Membership in exchange		11,239
Total assets	$	50,579
Liabilities and stockholder's equity		
Liabilities:		
Income tax payable	$	500
Stockholder's equity:		
Common stock, $0.01 par value. 10,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		47,237
Retained earnings		2,832
Total stockholder's equity		50,079
Commitments and contingencies		
Total liabilities and stockholder's equity	$	50,579

See accompanying notes.

The Petroleum Clearinghouse, Inc.

Statements of Operations

Year Ended September 30, 2008

		Successor Company June 16, 2008 to September 30, 2008		Predecessor Company October 1, 2007 to June 15, 2008
Retention fee revenue	$	57,998	$	140,853
Operating expenses:				
Management service fee		48,331		117,378
Administrative fee and expenses		4,402		37,183
Occupancy fee		1,933		4,695
Total operating expenses		54,666		159,256
Income (loss) from operations		3,332		(18,403)
Income tax expense		500		–
Net income (loss)	$	2,832	$	(18,403)

See accompanying notes.

The Petroleum Clearinghouse, Inc.

Statement of Stockholder's Equity

Year Ended September 30, 2008

	Common Stock				Additional Paid-In		Retained		Total Stockholder's
	Shares		Amount		Capital		Earnings		Equity
Balances, October 1, 2007	1,000	$	10	$	18,006	$	17,079	$	35,095
Net loss October 1, 2007 to June 15, 2008	–		–		–		(18,403)		(18,403)
Cancellation of common stock held by P2ES	(1,000)		(10)		29,241		1,324		30,555
Issuance of common stock to Petroleum Clearinghouse Holdings, LLC	1,000		10		(10)		–		–
Net income June 16, 2008 to September 30, 2008	–		–		–		2,832		2,832
Balances, September 30, 2008	**1,000**	**$**	**10**	**$**	**47,237**	**$**	**2,832**	**$**	**50,079**

See accompanying notes.

The Petroleum Clearinghouse, Inc.

Statements of Cash Flows

Year Ended September 30, 2008

	Successor Company June 16, 2008 to September 30, 2008	Predecessor Company October 1, 2007 to June 15, 2008
Operating activities		
Net income (loss)	$ 2,832	$ (18,403)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Decrease) increase in payable to/receivable from	(3,867)	11,330
Decrease in prepaid expense	160	75
Increase in income tax payable	500	–
Net cash used in operating activities	(375)	(6,998)
Decrease in cash and cash equivalents	(375)	(6,998)
Cash and cash equivalents, beginning of period	35,684	42,682
Cash and cash equivalents, end of period	$ 35,309	$ 35,684

See accompanying notes.

The Petroleum Clearinghouse, Inc.

Notes to Financial Statements

September 30, 2008

1. Business

The Petroleum Clearinghouse, Inc. (the Clearinghouse or the Company) was incorporated in the State of Delaware on January 1, 2005. The Company is a registered direct participation program broker dealer under the Securities Exchange Act of 1934.

The Company was previously owned by P2 Energy Solutions Holding, Inc (P2ES), a privately held company headquartered in Denver, Colorado. P2ES owned a diversified portfolio of companies that provide software, data, and transaction services to companies in the petroleum industry. P2ES was a majority owned subsidiary of The Petroleum Place Inc., a privately held company headquartered in Denver, Colorado. On June 15, 2008, P2ES was acquired by Vista Equity Partners (Vista) through its indirect wholly owned subsidiary P2 Acquisition Sub LLC (P2). Subsequently, as part of a restructuring, the Company became a wholly owned subsidiary of Petroleum Clearinghouse Holdings, LLC, another wholly owned subsidiary of P2. Due to the change in control of the Company, the Company's consolidated financial statements and certain note presentations for our fiscal year ended September 30, 2008, are presented in two distinct periods: (1) the period up to, and including, the acquisition date (October 1, 2007 through June 15, 2008, labeled Predecessor); and (2) the period after that date (June 16, 2008 through September 30, 2008, labeled Successor). There was no change in the basis of the assets and liabilities of the Company as a result of the change in control as the transaction was between entities which were under the common ownership of P2.

The purpose of the Company is to hold and maintain the broker-dealer license. The Company entered into a Management Services Agreement (MSA) with P2ES in January 2005. Under the terms of the MSA, P2ES pays the Company a monthly retention fee in exchange for use of the broker-dealer license in its auction and negotiated transactions operations. The Company, which has no employees or facilities of its own, pays P2ES monthly management service, administrative, and occupancy fees in exchange for administrative, payroll, and other services. The MSA renews automatically for successive one-year periods unless terminated by either party upon 30 to 180 days advance notice.

2. Summary of Significant Accounting Policies

Use of Estimates

In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a remaining maturity, upon purchase, of 90 days or less to be cash equivalents.

Membership in Exchange

The membership in exchange is carried at cost, and has an indefinite life. The Company reviews the membership in exchange for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

Income Taxes

The Company's income taxes in the accompanying financial statements are computed as if the Company filed a separate income tax return for the entire period. For the period of June 16, 2008 to September 30, 2008, the Company will file a separate income tax return. The Company's results for the period October 1, 2007 to June 15, 2008, will be included in the consolidated tax return of P2ES; accordingly, income taxes otherwise payable to taxing authorities are payable to P2ES. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying statement of financial condition, and for operating loss and tax credit carryforwards. Through September 30, 2008, there were no such temporary differences or carryforwards.

2. Summary of Significant Accounting Policies (continued)

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and payable to affiliate. The Company places its cash with financial institutions that management believes are creditworthy.

3. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the Securities Act), the Company is required to maintain a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2008, the excess net capital of the Clearinghouse was approximately $33,676, and the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

4. Income Taxes

The Company's income tax expense for the period from June 16, 2008 to September 30, 2008, consisted of $500 of current federal income tax expense and there was no income tax expense or benefit for the period from October 1, 2007 to June 15, 2008. There was no difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 15% to income before income taxes for the period from June 16, 2008 to September 30, 2008. The difference between the actual provision for income taxes and the benefit computed by applying the federal statutory rate of 15% to the loss before income taxes for the period from October 1, 2007 to June 15, 2008, was an increase in the valuation allowance. P2ES, with which the Company filed a consolidated tax return for that period, did not utilize the income tax benefit and it is more likely than not, the net operating loss carryforward generated would not be utilized.

The Company had no deferred income tax assets or liabilities as of September 30, 2008.

5. Receivable From Affiliate

The receivable from affiliate of $3,867, results from the MSA with P2ES and other transactions where P2ES incurred expenses for which the Company is responsible. On June 15, 2008, in association with the restructuring of the Company, P2ES forgave the outstanding payable to affiliate of $30,555 which is reflected as a contribution to additional paid-in capital.

Schedules

The Petroleum Clearinghouse, Inc.

Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2008

Stockholder's equity qualified for net capital	$	50,079
Less nonallowable assets:		
Membership in exchange		(11,239)
Prepaid expenses		(164)
Net capital		38,676
Net capital requirement:		
The greater of $5,000, or aggregate indebtedness not to exceed 1,500% of net capital		5,000
Excess net capital	$	33,676

The reconciliation of the computation of net capital under Rule 15c3-1 to the computation of net capital in conjunction with Form X-17A-5 as of September 30, 2008, is not required as no differences exist

See accompanying Report of Independent Auditors.

The Petroleum Clearinghouse, Inc.

Schedule 2 – Other Required Information

September 30, 2008

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying Report of Independent Auditors.

Supplementary Information

Ernst & Young LLP
Suite 3300
370 17th Street
Denver, Colorado 80202-5663

Main tel: +1 720 931 4000
Fax: +1 720 931 4444
www.ey.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
The Petroleum Clearinghouse, Inc.

In planning and performing our audit of the financial statements of The Petroleum Clearinghouse, Inc. (the Company), as of September 30, 2008, and for the periods from October 1, 2007 to June 15, 2008 (Predecessor) and June 16, 2008, to September 30, 2008 (Successor), in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

END

November 4, 2008